EXHIBIT 2

IIJ Revises Full-Year Financial Target for FY2008

TOKYO, Feb. 12, 2009 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ"), (Nasdaq:IIJI), (TSE1:3774) today announced that it has revised its full FY2008 consolidated financial targets from the target announced on October 24, 2008.

1. Revision for Consolidated Financial Targets for FY2008

 (Full FY2008 (From April 1, 2008 to March 31, 2009))
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                                          Income
                                          before
                                        Income Tax           Basic Net
                              Operating  Expense     Net       Income
                     Revenues  Income   (Benefit)   Income   per Share
----------------------------------------------------------------------
                       JPY       JPY       JPY       JPY
                     millions  millions  millions  millions     JPY
----------------------------------------------------------------------
 Previous Target (A)  73,000    3,800      3,000     2,800   13,560.77
======================================================================
 New Target (B)       69,300    2,800      1,900     1,300    6,336.36
======================================================================
 Change (B-A)         (3,700)  (1,000)    (1,100)   (1,500)         --
----------------------------------------------------------------------
 Change (%)             (5.1%)  (26.3%)    (36.7%)   (53.6%)        --
----------------------------------------------------------------------
 (Reference)
 Results for FY2007   66,835    4,759      4,362     5,177   25,099.83
----------------------------------------------------------------------
 (Note) Basic net income per common share is computed by dividing net income by 205,165 shares (Forecasted weighted-average number of shares of common stock outstanding during FY2008.)

2. Reason for Revision

The Japanese economy has further deteriorated from the second half of FY2008 and there were large drops in corporate earnings and capital expenditures.

For IIJ group, although our recurring revenues are steadily increasing, our one-time revenues from systems construction will be affected by the further tightening SI investments from the third quarter of this year. Taking into consideration the amount of SI order received in the third quarter and its order backlogs as of December 31, 2008, we will revise downward our full FY2008 financial targets from the target announced on October 24, 2008.

We estimate full year consolidated revenue of JPY69,300 million as systems construction revenues will be lower than our initial expectations. Operating income of JPY2,800 million as gross margin will decrease with the decrease in revenues even with the reduction in costs such as outsourcing related. Income before income tax expense of JPY1,900 million with the decrease in operating income. Net income of JPY1,300 million as deferred tax benefit expected in 4Q08 will decrease by approximately JPY400 million reflecting the result of income before income tax expenses for the nine months ended December 31, 2008.

(*) The above target for FY2008 consolidated financial results are based on information currently available at the time of announcement and the actual results may differ from the target due to various factors.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. ("IIJ"), (Nasdaq:IIJI), (TSE1:3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  Internet Initiative Japan Inc.
          IIJ Investor Relations Office
          Yuko Kazama (Ms.)
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/